AYR Wellness Inc.

2601 South Bayshore Drive, Suite 900

Miami, Florida 33133

Via Edgar

February 1, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Gorsky

Re:	AYR Wellness Inc. and Co-Applicants
Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 File No.: 022-29110

Ladies and Gentlemen:

We refer to the Application for Qualification of Indenture Under the Trust Indenture Act of 1939 on Form T-3 (File No. 022-29110) (as amended, the “Form T-3”) of AYR Wellness Inc. (the “Company”), Ayr Wellness Canada Holdings Inc. (the “Issuer”) and the subsidiary guarantors named therein (together with the Company and the Issuer, the “Applicants”), initially filed on November 22, 2023 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indenture governing the 13.00% Senior Secured Notes due December 10, 2026 to be issued by the Company’s wholly-owned subsidiary and guaranteed by the Company. On November 22, 2023, the Applicants filed Amendment No. 1 to the above referenced Form T-3 and on November 28, 2023, the Applicants filed Amendment No. 2 to the above referenced Form T-3. Finally, on January 30, 2024, the Applicants filed Amendment No. 3 to the above referenced Form T-3.

In accordance with Section 307(c) of the Act, the Applicants hereby respectfully request the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 9:00 a.m. (Eastern time) on February 7, 2024 or as soon as reasonably practicable thereafter.

If you have any questions regarding the foregoing, please contact Merritt S. Johnson of Weil, Gotshal & Manges LLP at (212) 310 8280.

Very truly yours,

Ayr Wellness Inc.

By:	/s/ Brad Asher
Name:	Brad Asher
Title:	Chief Financial Officer

[Signature Page Follows]

Ayr Wellness Canada Holdings Inc.

By:	/s/ Brad Asher
Name:	Brad Asher
Title:	Chief Financial Officer and Secretary

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